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                                    FORM 6-K
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                           For the month of May, 2005


                        THE DESCARTES SYSTEMS GROUP INC.


                 (Translation of registrant's name into English)

                                120 Randall Drive
                                Waterloo, Ontario
                                 Canada N2V 1C6

                     (Address of principal executive office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]           No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

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     The attached press release was issued by the Company on May 16, 2005, and is filed herewith as Exhibit I.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       THE DESCARTES SYSTEMS GROUP INC.

                                       (Registrant)

                                       By: /s/ J. Scott Pagan
                                          --------------------------------------
                                       Name: J. Scott Pagan
                                       Title: General Counsel and Corporate
                                              Secretary

Date:  May 17, 2005
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                                    EXHIBITS


Exhibit No.                Description
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    I             Press Release dated May 16, 2005.